UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 18, 2021 (October 12, 2021)

Bird Global, Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-256187	86-3723155
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

406 Broadway, Suite 369 Santa Monica, California 90401		90401
(Address of principal executive offices)		(Zip Code)

(866) 205-2442

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	Not Applicable	Not Applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

On October 12, 2021, (a) Bird US Opco, LLC (the “Borrower”) and Bird US Holdco, LLC (the “Holdco Guarantor”), each wholly owned subsidiaries of Bird Rides, Inc. (“Bird”), entered into Amendment No. 2 to Loan and Security Agreement (the “Loan Agreement Amendment”), which amended that certain Loan and Security Agreement (as previously amended, the “Existing Loan Agreement” and, as amended by the Loan Agreement Amendment, the “Loan Agreement”), dated as of April 27, 2021, by and among the Borrower, the Holdco Guarantor, the lenders party thereto and Midcap Financial Trust, as administrative agent, and (b) Bird US Opco, LLC, as lessor, and Bird, as lessee, entered into Amendment No. 1 to Master Scooter Operating Lease and Servicing Agreement (the “Scooter Lease Amendment”), which amended that certain Master Scooter Operating Lease and Servicing Agreement, dated as of April 27, 2021 (the “Existing Scooter Lease” and, as amended by the Scooter Lease Amendment, the “Scooter Lease”).

The Loan Agreement Amendment, among other things, (a) increases the amount of commitments provided by the lenders under the Loan Agreement from $40 million to $150 million (with any extension of credit above $40 million subject to consummation of the previously announced business combination (the “Business Combination”) among Bird, Bird Global, Inc. (“Bird Global”), Switchback II Corporation (“Switchback II”), and Maverick Merger Sub Inc.), (b) extends the commitment period from October 27, 2021 to November 30, 2022, and (c) extends the maturity date of the facility from April 27, 2024 to October 12, 2024. Subject to certain conditions being met, including the consummation of the Business Combination, the Loan Agreement Amendment also reduces the applicable interest rate on borrowings from LIBOR plus 9.00% to LIBOR plus 7.50% and amends the loan-to-cost financial covenant.

The Scooter Lease Amendment, among other things, amends certain covenants in the Scooter Lease, including certain financial and informational reporting covenants and the minimum liquidity and minimum tangible net worth financial covenants.

The foregoing description of the Loan Agreement Amendment is qualified in its entirety be reference to the Loan Agreement Amendment, a copy of which is being filed as Exhibit 10.1 hereto and is incorporated herein by reference, and the foregoing description of the Scooter Lease Amendment is qualified in its entirety be reference to the Scooter Lease Amendment, a copy of which is being filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included, or incorporated by reference, in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03 of this Current Report on Form 8-K.

Item 8.01. Other Events.

On October 14, 2021, Bird issued a press release announcing its entry into the Loan Agreement Amendment and Scooter Lease Amendment, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K.

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS

In addition, on May 14, 2021, Bird Global filed a registration statement on Form S-4 (File No. 333-256187) (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination. On October 7, 2021, the Registration Statement was declared effective by the SEC, and Bird Global filed a definitive proxy statement/prospectus (the “definitive proxy statement/prospectus”) for the solicitation of proxies in connection with an extraordinary general meeting of Switchback II’s shareholders to be held on November 2, 2021 (the “Meeting”) to consider and vote on, among other proposals, proposals to approve the Business Combination. In order to provide additional information to Switchback II’s shareholders in connection with the Loan Agreement Amendment and Scooter Lease Amendment, Bird Global has determined to supplement the definitive proxy statement/prospectus as follows.

1.

Certain disclosure on pages 206-207, 212, 223, F-52, and F-95 of the definitive proxy statement/prospectus is hereby amended to read that, following consummation of the Business Combination, the “Credit Facility” (as defined in the definitive proxy statement/prospectus) will provide for the ability to borrow up to $150 million of term loans.

2.	Certain disclosure on page 212 of the definitive proxy statement/prospectus is hereby amended to read as follows:

“Assuming that the full amount available under the Credit Facility was drawn, a 100 basis point increase or decrease in interest rate would result in a change in our annual interest expense of $1.5 million.”

The supplemental and amended disclosures set forth above should be read together with the definitive proxy statement/prospectus, which should be read in its entirety, and are being made available to shareholders for informational purposes only. To the extent that the information set forth herein differs from or updates information contained in the definitive proxy statement/prospectus, the information set forth herein shall supersede or supplement the information in the definitive proxy statement/prospectus.

If you have already returned your proxy card, or voted by other means, you do not need to take any action unless you wish to change your vote. If you have already submitted your proxy for the Meeting and wish to revoke or change your vote, you may do so at any time before it is exercised by submitting a later-dated proxy or written revocation to Switchback II at the following address: Switchback II Corporation, 5949 Sherry Lane, Suite 1010, Dallas, Texas 75225, or by attending the Meeting virtually and revoking your proxy and voting online.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global filed the Registration Statement with the SEC, which includes a definitive proxy statement of Switchback II and a prospectus of Bird Global. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus is being mailed to Switchback II shareholders. Additionally, Switchback II and Bird Global filed and will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the definitive proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the definitive proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the definitive proxy statement/prospectus relating to the business combination.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequently filed Quarterly Report on Form 10-Q, and in the definitive proxy statement/prospectus filed by Bird Global. Switchback II’s and Bird Global’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Amendment No. 2 to Loan and Security Agreement, dated as of October 12, 2021, by and among each of the lenders signatory hereto, Bird US Opco, LLC, as borrower, Bird US Holdco LLC, as holdco guarantor, and Midcap Financial Trust, in its capacity as administrative agent.

10.2	Amendment No. 1 to Master Scooter Operating Lease and Servicing Agreement, dated as of October 12, 2021, by and between Bird US Opco, LLC, as lessor, and Bird Rides, Inc., as lessee and servicer.

99.1	Press Release, dated October 14, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bird Global, Inc.

Date: October 18, 2021	By:	/s/ Yibo Ling
	Name:	Yibo Ling
	Title:	Chief Financial Officer